January 26, 2007

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

Robert S. Littlepage

Accountant Branch Chief

Dear Sir:

Re:

Unity Wireless Corporation

Item 4.02 Form 8-K

Filed November 17, 2006

File Number 000-30620

Thank you for your letter of November 20, 2006 regarding the above noted matter.  We have reviewed your comments and we advise as follows:

1.

Please amend your filings to disclose when you concluded that your financial statements should not longer be relied upon.

We filed an 8-K/A on January 26, 2007 indicating that on November 13, 2006 the Company concluded that the financial statements should no longer be relied upon.

The Company acknowledges the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

Dallas Pretty

Chief Financial Officer